FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

P.E.
5-1-02

For the month of May 2002

VERNALIS GROUP PLC
(Translation of registrant's name into English)

Oakdene Court
613 Reading Road
Winnersh
Wokingham, Berkshire RG41 5UA
United Kingdom

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure:

1. Notification of Major Interest in Shares dated May 20, 2002 announcing the purchase of securities by a substantial shareholder.
2. Notification of Major Interest in Shares dated May 20, 2002 announcing the sale of securities by a substantial shareholder.
3. Press release dated May 22, 2002 announcing the Company's commencement of Phase II clinical trials on VML 670 for the treatment of sexual dysfunction experienced by patients taking SSRI anti-depressants.
4. Press release dated May 22, 2002 announcing the Company's commencement of Phase I clinical trials on the first clinical candidate from its obesity collaboration with Roche.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Vernalis Group plc, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 22, 2002

Vernalis Group plc

By: ______________________

Richard Robinski
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 999097

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest FIDELITY INTERNATIONAL LTD
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS IN No. 2. ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them CHASE MANHATTAN BANK LONDON 663,976 CHASE NOMINEES LTD 136,600

5. Number of shares/amount of stock acquired —	6. Percentage of issued class —	7. Number of shares/amount of stock disposed NOT DISCLOSED	8. Percentage of issued class NOT DISCLOSED

9. Class of security ORDINARY 10p SHARES	10. Date of transaction 14/05/2002	11. Date company informed 17/05/2002
12. Total holding following this notification 800,576	13. Total percentage holding of issued class following this notification 1.87%	

14. Any additional information Fidelity International Limited is the parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd, investment managers for various non-US investment companies and institutional clients. The notifiable interest also comprises the notifiable interest of Mr Edward C Johnson 3d, a principal shareholder of Fidelity International Limited.	15. Name of contact and telephone number for queries RICHARD ROBINSKI (0198)-977-3133
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 20th MAY 2002	RICHARD ROBINSKI COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 503225

All relevant boxes should be completed in block capital letters.

1. Name of company VERNALIS GROUP PLC	2. Name of shareholder having a major interest AMVESCAP PLC
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 AS ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them VIDACOS NOMINEES LTD - 5,699,813 HSBC NOMINEES LTD - 481,000 CHASE NOMINEES LTD - 491,302 NORTHERN TRUST NOMINEES - 341,000

5. Number of shares/amount of stock acquired 1,038,115	6. Percentage of issued class 2.42%	7. Number of shares/amount of stock disposed 355,000	8. Percentage of issued class 0.83%

9. Class of security ORDINARY 10p SHARES	10. Date of transaction 16/05/2002	11. Date company informed 17/05/2002

12. Total holding following this notification 7,013,115	13. Total percentage holding of issued class following this notification 16.35%
14. Any additional information Above holding includes notifiable holdings: INVESCO Perpetual International Core Fund holds 3,055,000 shares (7.12%) and INVESCO Perpetual UK Growth Fund holds 2,389,813 shares (5.57%) registered in name of VIDACOS Nominees Ltd	15. Name of contact and telephone number for queries RICHARD ROBINSKI (0118)-977-3133
16. Name and signature of authorised company official responsible for making this notification [signature] Date of notification 20th MAY 2002	RICHARD ROBINSKI COMPANY SECRETARY

Company Announcements Office, Old Broad Street, London EC2N 1HP
Facsimile: 020 7588 6057, 020 7334 8964/8965/8966 (PLEASE DO NOT POST)
Enquiries: Company Monitoring and Enquiries; UK Listing Authority

10

Vernalis

Press Release

22 May 2002

Vernalis commences Phase II clinical trials in sexual dysfunction

Vernalis (LSE: VER) today announced the start of Phase II trials on VML 670 in sexual dysfunction experienced by patients taking SSRI anti-depressants. SSRIs have a significant role to play in the treatment of depression and this programme could improve the therapeutic profile of this major class of drugs.

Sexual dysfunction is a common side effect of SSRI treatments for depression, with up to 40% of patients experiencing symptoms. VML 670 may be able to reverse this effect and has already demonstrated positive results at a low dose in pre-clinical models. Vernalis has now successfully completed the Phase I programme and the initial Phase II trial will involve around 240 patients.

Vernalis will conduct this Phase II clinical trials programme and Lilly then has an option to complete and fund all further development work and commercialise the product, in return for milestone and royalty payments to Vernalis.

Commenting on this programme, Robert Mansfield, CEO of Vernalis said "We are delighted to see VML 670 advancing into clinical trials in patients. There is currently no marketed product available for this condition which can be particularly distressing for patients who are receiving treatment for depression."

- ends -

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Enquiries:

Vernalis Group plc		
Robert Mansfield	Chief Executive Officer	0118 977 3133
John Hutchison	Senior Vice President Development	0118 977 3133
HCC DeFacto Group plc		
David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Sexual Dysfunction Associated with SSRIs

Approximately 60% of the estimated 150 million people receiving medication for depression are treated with a class of drug known as selective serotonin reuptake inhibitors, commonly abbreviated as "SSRIs". A significant proportion of patients taking SSRIs, both male and female, experience some form of sexual dysfunction as a side effect of the treatment. This may manifest itself in a number of ways, including loss of sexual desire, erectile dysfunction or an inability to achieve an orgasm.

The world market for SSRIs was worth $8.07 billion in 2001 and is predicted to reach $8.69 billion by 2005. Based on the reported incidence of sexual dysfunction, up to 43 million people could potentially benefit from a drug that successfully reverses the sexual dysfunction caused by SSRIs. No drug has currently received regulatory approval for the treatment of SSRI-induced sexual dysfunction.

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis will see the launch of its most advanced product, frovatriptan for the acute treatment of migraine, in the key US and European markets.

In addition to sexual dysfunction, the Vernalis portfolio includes product candidates targeting obesity, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.

Vernalis

Press Release

22 May 2002

Vernalis commences clinical trials in obesity

Vernalis Group plc (LSE: VER) today announced the commencement of Phase I clinical trials with the first clinical candidate from its collaboration with Roche on obesity, triggering a further milestone payment to Vernalis. This programme focuses on novel and highly selective 5-HT_{2C} receptor agonists that target the mechanism of appetite control.

Dr Colin Dourish, Senior Vice President, Research at Vernalis, said: "We are delighted by the rapid progress of this programme which has moved from research to Phase I clinical trials in just two years. This clearly demonstrates the tremendous synergy created by the research teams at Roche and Vernalis."

Under the terms of the collaboration further milestones will be payable by Roche to Vernalis at agreed stages during the clinical development programme. Roche has commercialisation rights to product candidates and will pay royalties to Vernalis on worldwide net sales.

In 1997, Vernalis scientists discovered that 5-HT_{2C} receptors play an important role in controlling the feeling of fullness after eating (the satiety mechanism). In many obese people, this regulatory mechanism does not appear to work efficiently and leads to the consumption of excess calories, which the body stores as fat. Compounds that bind to the 5-HT_{2C} receptor and stimulate this mechanism can help promote satiety and thus control the urge to overeat.

\- ends -

This press release contains forward-looking statements, including statements regarding Vernalis' strategy and prospects. Statements that are not historical facts are based on Vernalis' current expectations, beliefs, estimates and assumptions. Such statements are not guarantees of future performance and involve risks, uncertainties and other important factors that may cause Vernalis' actual results, performance or achievements to be materially different from those anticipated by such forward-looking statements. Important factors which may affect Vernalis' future operating results include the following: Vernalis may not receive milestone or royalty payments when expected or at all, Vernalis' product candidates may not receive regulatory or marketing approval or gain market acceptance in key markets when anticipated or at all, Vernalis may be unable to conduct its clinical trials as quickly as it has predicted, Vernalis' product candidates may not demonstrate therapeutic efficacy, Vernalis may be unable to obtain sufficient capital when needed to develop its product candidates, and other important factors described in the section entitled "Risk Factors" in Vernalis' Registration Statement on Form 20-F filed with the US Securities and Exchange Commission.

Vernalis Group plc
Oakdene Court 613 Reading Road Winnersh Wokingham Berkshire RG41 5UA UK
Tel: +44 (0)118 977 3133 Fax: +44 (0)118 989 9300 e-mail: admin@vernalis.com www.vernalis.com

Enquiries:

Vernalis Group plc

Robert Mansfield	Chief Executive Officer	0118 977 3133
Colin Dourish	Senior Vice President Research	0118 977 3133

HCC DeFacto Group plc

David Dible / Mark Swallow		020 7496 3300

For previous press releases please see the Vernalis website: www.vernalis.com

Notes to Editors

Obesity

Obesity is a global epidemic the incidence of which is increasing markedly in developed countries, although the highest rates of increase are now in under-developed countries. It is estimated that upwards of 250 million people suffer from obesity worldwide. The US has the greatest prevalence of obesity with up to 35% of the population defined as obese, and 54% defined as overweight. The UK has one of the highest rates of obesity in Europe, with 18% of the population defined as obese and over 50% defined as overweight.

Obesity develops from a chronic excess of energy intake over energy expenditure. It is defined by the Body Mass Index (BMI), which is calculated as body mass (kg) divided by height (in metres) squared. A BMI value greater than 25 indicates overweight and a BMI greater than 30 indicates obesity.

It is a recognised major burden to society in terms of health and socio-economic costs, with increased morbidity and mortality associated with obesity in a number of diseases. For example, epidemiological data show that obesity increases the risk of developing type 2 diabetes, coronary heart disease, hypertension, osteoarthritis and cancer.

In the US, the direct cost of obesity in 1995 totalled $70 billion, which accounts for 9.4% of the national health care expenditure. The global obesity 'burden of illness' is therefore substantial.

Vernalis

Vernalis is an integrated biopharmaceutical company that discovers, develops and commercialises drugs to treat central nervous system diseases, obesity and diabetes. The Company is internationally recognised for its expertise in the field of serotonin, a key neurotransmitter involved in neurological, psychiatric and eating disorders. In 2002 Vernalis will see the launch of its most advanced product, frovatriptan for the acute treatment of migraine, in the key US and European markets.

In addition to obesity, the Vernalis portfolio includes product candidates targeting sexual dysfunction, diabetes, Parkinson's disease, depression, anxiety and neuropathic pain. Vernalis shares trade on the London Stock Exchange (VER) and the website is located at www.vernalis.com.